

Consolidated Statement of Financial Condition

UBS Financial Services Inc.
(a Subsidiary of UBS Americas Inc.)
December 31, 2015
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-16267

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Harbor Boulevard

(No. and Street)

Weehawken	**New Jersey**	**07086**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Fainsbert **201-352-4373**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*







OATH OR AFFIRMATION

I, Amy Fainsbert, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to UBS Financial Services Inc., as of December 31, 2015, is true and correct. I further affirm that neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a customer, except security accounts of principal officers and directors that are classified as customer accounts (debits $189,685, credits $1,336,446).

March 10, 2016

Amy Fainsbert

Chief Financial Officer
Managing Director

STATE OF NEW JERSEY

Sworn to before me this
10 th day of March 2016

ELINES RODRIGUEZ
NOTARY PUBLIC OF NEW JERSEY
I.D. # 2228454
My Commission Expires 8/12/2019

ELINES RODRIGUEZ NOTARY PUBLIC NEW JERSEY

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Comprehensive Income.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☒ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Financial Services Inc.

Consolidated Statement of Financial Condition
December 31, 2015

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